CHINA FINANCE ONLINE CO. LIMITED

9th Floor of Tower C, Corporate Square

NO.35 Financial Street, Xicheng District

Beijing 100033, China

January 13, 2012

VIA EDGAR AND FACSIMILE

Mr. Patrick Gilmore

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	China Finance Online Co. Limited

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed May 31, 2011

File No. 000-50975

Dear Mr. Gilmore:

China Finance Online Co. Limited (the “Company”, “we”, “us”, or “our”) has hereby set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 9, 2011, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F”). We have recited the Staff’s comments in boldface type and have added our response directly below each comment.

Form 20-F for the Fiscal Year Ended December 31. 2010

General

1.

We note the proposed revised disclosures provided in your responses to several of our prior comments that you intend to include in future filings of Form 20-F. Tell us how you considered providing this information to your investors in a more timely basis by amending your December 31, 2010 Form 20-F. To the extent that you believe an amendment is not necessary, please explain further the basis for your conclusion.

Response:

The Company respectfully advises the Staff that Company believes it is crucial to provide our investors with accurate disclosure on a timely basis. Accordingly, we will file an amendment to the Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the “Form 20-F/A”) after completion of this SEC comment response process with the Staff, but in any event prior to filing the Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Critical accounting policies

Stock-based compensation, page 66

2.

Your response to prior comment 2 indicates that your expected volatility is based on your historical volatility and that of three comparable companies as the company was unable to obtain sufficient historical data of its own stock price. It is unclear to us why you are using this methodology. In this regard please address the following:

•

Please explain to us why you believe you do not have sufficient history of stock price information considering that you have been a publicly traded company for approximately 8 years. Refer to footnote 64 of SAB Topic 14.D.1.

Response:

The Company respectively advises the Staff that we have considered footnote 64 of SAB Topic 14.D.1 as stated below:

FASB ASC paragraph 718-10-55-37. The staff believes that at least two years of daily or weekly historical data could provide a reasonable basis on which to base an estimate of expected volatility if a company has no reason to believe that its future volatility will differ materially during the expected or contractual term, as applicable, from the volatility calculated from this past information. If the expected or contractual term, as applicable, of a share option is shorter than two years, the staff believes a company should use daily or weekly historical data for at least the length of that applicable term.

We believe that at least two years of daily or weekly historical data could provide a reasonable basis for an estimate of expected volatility if a company has no reason to believe that its future volatility will differ materially during the expected or contractual term, as applicable from the volatility calculated from this past information.

Furthermore, we also considered the guidance in Question 2 SAB Topic 14.D.1 that states:

“2. Amount of Historical Data -

FASB ASC subparagraph 718-10-55-37(a) indicates entities should consider historical volatility over a period generally commensurate with the expected or contractual term, as applicable, of the share option. The staff believes Company B could utilize a period of historical data longer than the expected or contractual term, as applicable, if it reasonably believes the additional historical information will improve the estimate. For example, assume Company B decided to utilize a Black-Scholes-Merton closed-form model to estimate the value of the share options granted on January 2, 20X6 and determined that the expected term was six years. Company B would not be precluded from using historical data longer than six years if it concludes that data would be relevant. “

Accordingly, we believe that it is more reasonable to use a period of historical data that match the expected terms of the options, i.e. six years which was the expected terms of the options granted in 2008, 2009 and 2010, for the estimate of the expected volatility. Since we completed the initial public offering (“IPO”) by listing our ADSs on Nasdaq in October 2004, the full six years of our own historical information is for the period from October 2004 to September 2010. Accordingly, we do not believe we have sufficient historical data of volatility until September, 2010.

By looking at the trend and volatility of our historical stock price over the past years, it further demonstrates that six years of historical data provides a more reasonable basis for an estimate of expected volatility rather than two years of historical data. We noted that our stock price was extremely volatile during the period from late 2007 to mid- 2008 due to the fact that our financial performance is closely linked to the general condition of China’s stock market. In late 2007, China’s stock market reached its peak as a result of the loosened control on overall liquidity, the over-heated growth of China’s economy, and the rapid appreciation of the RMB. In 2008, following the global economic recession started from the U.S. and the natural disasters, including earthquakes and snowstorms in China, China’s stock market took a dramatic downturn.

Considering the above analysis, we believe it is more reasonable to use the six years of historical data for the estimate of expected volatility. Therefore, we use the combination of volatilities to determine the expected volatility for those options before September 2010 and use our own historical volatility data for the estimation of expected volatility for the options granted after then.

•	Please explain your basis for weighting the comparable company volatilities (75%) at a greater weight than your own volatility (25%).

•

Please explain to us, in greater detail, why you believe the comparable companies you have selected are actually comparable. In this regard, we note that the comparable companies are significantly larger than you are, trade on a more frequent basis, and two of the three provide services that are not similar to those you provide. Refer to Question 6 of SAB Topic 14.D.1.

Response:

Based on our examination of comparable features such as industry, stage of life cycle, size, location of operation and financial leverage, among others, we chose Sina, Sohu and FactSet Research Systems Inc. (“FDS”) as the comparable companies. Like us, Sina and Sohu are also internet based company operated in China. And FDS is a professional financial data and analytical tools company that provides similar service as we do. We weighed equally the importance of the volatility due to base on the location of our operation, i.e. China, which are reflected in comparable selections of Sina and Sohu, both of which operate under the same regulatory regime as we do and serve users with similar financial behavior as ours, and the volatility due to the performance of business in the same industry as well as the stage of life cycle, and size of the operation, which are reflected in the comparable selection of FDS and ourselves. Therefore, the volatilities from Sina and Sohu are weighted as 50%, while the FDS and our volatilities are weighted as 50%.

•

Please confirm that you will disclose the basis for using a combination of volatilities in determining the expected volatility of your stock options in future filings. Refer to Question 5 of SAB Topic 14.D.1.

Response:

Considering our historical volatility over the past seven years since the IPO, we will commence to use historical information to estimate the expected volatility in 2011. We will expand the disclosure in financial statement footnote and Critical Accounting Policy of the basis for using the Company’s historical volatility in determining the expected volatility of our stock options granted after 2010 for the 2011 20-F filings according to Question 5 of SAB Topic 14.D.1 as follows:

For options granted prior to 2011- The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company and comparable listed companies. The Company chooses the comparable companies by considering synthesis effect of the characteristics including industry, stage of life cycle, size and financial leverage.

For option granted since 2011-The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of the Company over the past years.

B. Liquidity and capital resources, page 73

3.

We note that your response to prior comment 6 identifies a $3.3 million difference between retained earnings as calculated under U.S. GAAP versus PRC accounting standards and regulations. Please confirm that you will disclose this difference in future filings.

Response:

The Company respectfully advises to the Staff that it will not disclose the $3.3 million difference between retained earnings as calculated under U.S. GAAP and PRC new accounting standards and regulations in future filings. The Company further note that considering the retained earnings reported under new PRC accounting standards and regulations is higher than that under U.S. GAAP, this GAAP difference will not impact the distribution of profits and restriction of flow of cash from our PRC entities, nor will it serve to provide further insight on the same to our investors.

4.

We note the proposed disclosures provided in response to prior comment 6. Please confirm that the liquidity disclosures included in future filings will also address the risks described in your response with respect to the conversion of RMB into foreign currencies.

Response:

The Company hereby confirms to the Staff that we will amend the liquidity disclosure in our future filings to address the risks with respect to the conversion of RMB into foreign currencies, by adding the below disclosure to page 73:

“Restrictions on Renminbi conversion

The majority of our revenues and operating expenses are denominated in Renminbi. The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the Administration for Foreign Exchange (“SAFE” ) and other relevant PRC government authorities, Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiaries to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Currently, each of our PRC subsidiaries and affiliates may purchase foreign exchange for settlement of “current account transactions”, including payment of dividends to us and payment of license fees and service fees to foreign licensors and service providers, without the approval of SAFE. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

Each of our PRC subsidiaries and affiliates may also retain foreign exchange in their current accounts to satisfy foreign exchange liabilities or to pay dividends. However, we cannot assure investors that the relevant PRC governmental authorities will not limit or eliminate our ability to purchase and retain foreign currencies in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders. Since a significant amount of our future revenues will be in the form of Renminbi, the existing and any future restrictions on currency exchange may limit our ability to utilize revenues generated in Renminbi to fund our business activities outside China, if any, or expenditures denominated in foreign currencies.”

Item 15. Controls and Procedures, page 110

5.

We note in your response to prior comment 8 that your internal controls over financial reporting are based, in part, upon your reliance on a U.S. GAAP accounting manual. Please tell us how the U.S. GAAP accounting manual was generated and your process updating the manual for current authoritative guidance.

Response:	The Company advises the Staff that we have established a U.S. GAAP accounting manual which was adopted and complied by every operating entity of the Company.

Our financial reporting manager takes the responsibility to establish a U.S. GAAP accounting manual. After studying the accounting literature and the guidance in authoritative U.S. accounting standards relevant to the Company, our financial reporting manager prepared our accounting manual in 2007. The director of finance reviewed it and our chief financial officer approved it before releasing it to the other staff in accounting and financial reporting departments. As part of the procedures to assess the effectiveness of our financial closing and reporting process, the internal auditor also regularly reviews the content and accuracy of accounting manual as well as the frequency and process to update the accounting manual and provides comments.

We subscribe to the newsletters “Defining Issues” issued by KPMG weekly, which include updates on U.S. GAAP and SEC rules and regulations, implementation guidance on newly issued accounting standards, and knowledge in areas related to valuation and taxation. In addition, director of finance, financial reporting manager and internal audit manager regularly attend seminars conducted by one of the “Big Four” firm. When we note that new U.S. GAAP requirements are issued through the newsletters or seminars we attend, our finance team will discuss and evaluate the impact of the new accounting standards and/or regulations to our financial statements. Our financial reporting manager updates or amends related content in our accounting manual whenever the applicable new or revised U.S. GAAP requirement is issued, which will be reviewed by the director of finance and approved by our chief financial officer, before distributing the updated accounting manual to related accounting staff.

6.

Based upon your response prior comment 9, we note that none of the referenced individuals have any U.S. based education nor do they have any U.S. professional accounting designations. Additionally, it is unclear whether any of the past professional experience of these individuals was specially related to financial reporting under U.S. standards. Please advise and explain in greater detail why you believe the individuals identified have sufficient experience to prepare your financial statements in accordance with U.S. GAAP and maintain effective internal controls over financial reporting.

Response:

The Company respectively advises the Staff that the Company continues to believe our accounting and financial reporting team possesses the requisite U.S. GAAP knowledge to prepare financial statements in accordance with U.S. GAAP. In this regard, the Company would like to supplement our responses by further specifying the expertise and experience of our key financial team members below.

•	Chief Financial Officer

U.S. based education background and professional designations:

The Company’s Chief Financial Officer, Mr. Jeff Wang is a member of U.S. Certified Management Accountant (“CMA”). Furthermore he got his MBA degree from New York University’s Leonard N. Stern School of Business (“Stern”). Among the courses included in such MBA programme, he completed the course “Financial Reporting and Analysis” which is related to the U.S. accounting and financial reporting principles and provided him the foundation of U.S. GAAP knowledge. In order to enhance his financial reporting knowledge, Mr. Wang also attended other MBA courses including “An Integrated Approach to Financial Statement Analysis”, “Corporate Finance”, and “Valuation”. He also attained his professional designation in Chartered Financial Analyst (“CFA”) of which its curriculum includes “Corporate Finance”, “Financial Reporting Analysis”, “Equity Investments”, “Fixed income”, “Derivatives” etc. through which he has further enhanced his U.S. GAAP knowledge.

U.S. GAAP and SEC rules related professional experience:

While Mr. Wang acted as a senior manager of Deloitte Beijing office in 2005, he provided M&A advisory services to a number of U.S. listed companies and private companies going for IPO, including DreamWorks (NASDAQ: DWA), DaimlerChrysler, Ericsson (NASDAQ: ERIC), Vimicro (NASDAQ: VIMC), CNOOC (NYSE: CEO), and PetroChina (NYSE: PTR). The advisory services included tax advisory, financial analysis and study on financial statements prepared in accordance with U.S. GAAP and SEC rules.

Since Mr. Wang joined the Company as our Chief Financial Officer five years ago, Mr. Wang has been leading our U.S. GAAP financial statements preparation process. Mr. Wang also led our finance team in the preparation of the response to SEC comments related to our 2007 annual report on Form 20-F. Under Mr. Wang’s leadership and supervision, the Company has established a U.S. GAAP accounting manual which optimized the Company’s business processes and procedure in financial reporting.

Mr. Wang actively keeps himself updated with U.S. GAAP knowledge through reading the newsletters “Defining Issues” issued by KPMG. In addition, Mr. Wang has taken courses to satisfy the continuing education requirement for CMA. The subjects that are qualified for such requirement include accounting, financial management, business applications of mathematics and statistics, computer science, economics, management productions, marketing, business law, and organizational behaviour.

Considered his education background and work experience, we believe Mr. Wang has sufficient U.S. GAAP knowledge and professional skills in financial management and reporting.

•	Director of Finance

The Company’s director of finance got his MBA from Tsinghua University in 2004 through an international MBA programme, whose courses were taken in English. His MBA programme includes courses such as Intermediate Financial Accounting, Internal Control and Auditing, Financial Statements Analysis, which provide him with a solid foundation for his technical skills in financial reporting and financial management.

He is a member of the Chartered Institute of Management Accountants (“CIMA”) in the United Kingdom and has an Advanced Diploma in Management Accounting of CIMA. CIMA is the world’s largest and leading professional body of management accountants. He has passed the management level of CIMA’s examinations, which includes syllabus topics of Financial Accounting and Reporting, Group Financial Statements, Analysis and Interpretation of Financial Accounts and Developments in External Reporting. The financial accounting and reporting of CIMA is based on International Financial Reporting Standards (“IFRS”). With a solid foundation in IFRS, he is able to study U.S. GAAP easily through studying the GAAP differences between IFRS and U.S. GAAP and attending seminars organised by one of the “Big Four” firms.

Between 2004 and 2006, he worked at KPMG Beijing office, where he provided auditing services for China Telecom (NYSE: CHA) and SINOPEC (NYSE: SNP), both of which are dual listed on New York Stock Exchange (“NYSE”) and Hong Kong Stock Exchange. While he was at KPMG Beijing office, he also took training courses on U.S. GAAP and SEC regulations.

He joined the Company in October 2006 and began to assist our CFO to set up a strong accounting and financial team for us since then. He recruited experienced staff in accounting and financial reporting, of whom including our financial reporting manager. He keeps himself updated with U.S. GAAP knowledge, through receiving and reading newsletters “Defining Issues” issued by KPMG and attending seminars on U.S. GAAP, SEC rules and regulations conducted by one of the “Big Four” firms.

His educational background, professional designation, professional experience at KPMG Beijing office and his past five years’ experience in the Company, provide him with sufficient technical knowledge in U.S. GAAP, SEC rules and regulations.

•	Financial Reporting Manager

The Company’s financial reporting manager has been a member of the Chinese Institute of Certified Public Accountants (“CICPA”) since 2006 and he became a member of Hong Kong Institute of Certified Public Accountants (“HKICPA”) in 2010. His understanding of both PRC GAAP and Hong Kong Financial Reporting Standards provides him with a solid foundation to learn about U.S. GAAP, SEC rules and regulations.

Before joining the Company, he worked for two accounting firms for more than three years. He spent approximately 1,000 hours on providing Sarbanes-Oxley Act (“SOX 404”) compliance advisory services for PetroChina (NYSE: PTR).

His responsibilities generally included, among others, designing the control activities and performing tests on implementation and effectiveness of the control activities.

His duties with the Company generally include: 1) establishing a U.S. GAAP accounting manual for the Company to standardise accounting treatment and procedures in all operating entities and 2) preparing financial statements in accordance with U.S. GAAP, which are reviewed by director of finance and the CFO.

•	Internal Audit Manager

The Company’s internal audit manager is a member of the Association of Chartered Certified Accountants (“ACCA”). ACCA’s examination for financial accounting and reporting is based on IFRS. ACCA also provides courses in relation to corporate governance, risk management, and internal control. Before joining the Company, he worked for two accounting firms in China for about three years, where he provided integrated audit services on financial statements prepared in accordance with PRC GAAP. His understanding of both IFRS and PRC GAAP provided him with a solid foundation to learn about U.S. GAAP and SEC rules and regulations. He also attends quarterly the seminars on U.S. GAAP and SEC rules and regulations conducted by one of the “Big Four” firms.

The Company’s former internal audit manager who worked for us from May 2009 to May 2010 is a U.S. CPA license holder. He also has a U.S. based education background, with an MBA from the University of North Dakota. He has about two years’ experiences in providing auditing services and consulting services on internal control over financial reporting (“ICFR”) for U.S. listed companies.

Disclosure Controls and Procedures, page 110

7.

We note that your response to prior comment 13 includes your proposed revised disclosure to be included in future filings. However, that proposed disclosure does not appear to properly reflect the definition of “disclosure controls and procedures” contained in Exchange Act Rule 13a-15(e). Please revise your proposed disclosure to indicate that your disclosure controls and procedures were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to management, as appropriate, to allow timely decisions regarding required disclosure. Alternatively, you may disclose that your “disclosure controls and procedures, as defined in Exchange Act Rule 13(a)—15(e), were effective.”

Response:

The Company advises the Staff that it confirms that the conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures set forth in the applicable rules. The Company respectfully advises the Staff that the related disclosure on page 110 will be revised and replaced with the following:

“Our management, with the participation of Zhiwei Zhao, our CEO, and Jun Wang, our CFO, has evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rule 13(a)-15(e) as of the end of the period covered by this Annual Report on Form 20-F, and have concluded that such disclosure controls and procedures were effective.”

Exhibit 12.1 and 12.2

8.	Please note that we are unable to clear your response to prior comment 21 until you file and we are able to review your amended Form 20-F with the revised certifications.

Response:

We respectfully advise the Staff that as we move forward and complete this response process with the Staff, the certification will be amended with paragraph (d) in both Ex. 12.1 and 12.2 amended and restated in its entirety as set forth below:

“The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)

Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting.”

In providing the above responses to the Staff’s comment, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you.

Sincerely,

/s/ Jeff Wang
Jeff Wang
Chief Financial Officer on behalf of China Finance
Online Co. Limited